As filed with the Securities and Exchange Commission on October 18, 2001

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
(Rule 13e-4)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

PACKETEER, INC.
(Name of Subject Company (Issuer))

PACKETEER, INC.
(Name of Filing Person (Offeror))

Certain options to purchase common stock, par value $0.001 per share, having an exercise price per share of $5.00 or more
(Title of Class of Securities)

695210 10 4
(CUSIP Number of Class of Securities)
(Underlying common stock)

Craig W. Elliott
Chief Executive Officer
Packeteer, Inc.
10495 North De Anza Boulevard
Cupertino, California 95014
(408) 873-4400
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

Copy to:
Kirk F. Maldonado, Esq.
Brobeck, Phleger & Harrison LLP
38 Technology Drive
Irvine, California 92618
(949) 790-6300

CALCULATION OF FILING FEE

Transaction valuation*	Amount of filing fee
$46,310,226	$9,262

*	Calculated solely for purposes of determining the filing fee. This amount assumes that options to purchase 1,849,699 shares of common stock of Packeteer having an aggregate value of $46,310,226 as of September 30, 2001 will be exchanged pursuant to this offer. The aggregate value of such options was calculated based on the Black-Scholes option pricing model. The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, equals 1/50th of one percent of the value of the transaction.

[ ]	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Not applicable.
Form or Registration No.:	Not applicable.
Filing party:	Not applicable.
Date filed:	Not applicable.

[ ]	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

[ ]	third party tender offer subject to Rule 14d-1.

[X]	issuer tender offer subject to Rule 13e-4.

[ ]	going-private transaction subject to Rule 13e-3.

[ ]	amendment to Schedule 13D under Rule 13d-2.

            Check the following box if the filing is a final amendment reporting the results of the tender offer. [   ]

Item 1. Summary Term Sheet.
Item 2. Subject Company Information.
Item 3. Identity and Background of Filing Person.
Item 4. Terms of the Transaction.
Item 5. Past Contacts, Transactions, Negotiations and Arrangements.
Item 6. Purposes of the Transaction and Plans or Proposals.
Item 7. Source and Amount of Funds or Other Consideration.
Item 8. Interest in Securities of the Subject Company.
Item 9. Person/Assets, Retained, Employed, Compensated or Used.
Item 10. Financial Statements.
Item 11. Additional Information.
Item 12. Exhibits.
Item 13. Information Required by Schedule 13E-3.
SIGNATURE
Index to Exhibits
EX-99.(A)(1)
EX-99.(A)(2)
EX-99.(A)(5)
EX-99.(A)(6)
EX-99.(A)(7)
EX-99.(A)(8)
EX-99.(A)(9)
EX-99.(A)(10)
EX-99.(A)(11)
EX-99.(A)(12)
EX-99.(A)(13)
EX-99.(A)(14)
EX-99.(A)(15)
EX-99.(A)(16)
EX-99.(A)(17)
EX-99.(D)(2)

               The filing of this Schedule TO shall not be construed as an admission by Packeteer that this offer constitutes an issuer tender offer for purposes of the Securities Exchange Act of 1934, as amended, and the rules promulgated thereunder (the “Exchange Act”).

Item 1.  Summary Term Sheet.

     The information set forth under “Summary Term Sheet” in the offer to exchange, dated October 18, 2001 (the “offer to exchange”), attached hereto as Exhibit (a)(1), is incorporated herein by reference.

Item 2.  Subject Company Information.

               (a)  The name of the issuer is Packeteer, Inc., the address of its principal executive offices is 10495 North De Anza Boulevard, Cupertino, CA 95014, and its telephone number is (408) 873-4400. The information set forth in the offer to exchange under Section 11 (“Information Concerning Packeteer”) is incorporated herein by reference.

               (b)  This Tender Offer Statement on Schedule TO relates to an offer by Packeteer to exchange any outstanding option with an exercise price per share of $5.00 or more (each an “eligible option” and collectively, the “eligible options”) to purchase shares of the common stock, par value $0.001 per share (the “common stock”), of Packeteer that has been granted to a current employee who is not an executive officer for a new non-statutory stock option (each a “new option” and collectively, the “new options”) to be granted pursuant to the Packeteer, Inc. 1999 Stock Incentive Plan. The new options will be granted upon the terms and subject to the conditions described in the offer to exchange and the related letter of transmittal (the “letter of transmittal” and, together with the offer to exchange, as they may be amended or supplemented from time to time, constitute this “offer”), attached hereto as Exhibit (a)(2).

               Each option holder that chooses to tender any eligible options pursuant to this offer will be required to tender all options granted to such option holder after May 28, 2001. The number of shares of common stock subject to each new option will be the same as the number of shares of common stock subject to the tendered option that is accepted in exchange for that new option, subject to adjustment for any stock split, combination or the like occurring prior to the grant of the new options. The information set forth in the offer to exchange on the introductory pages and under “Summary Term Sheet,” Section 1 (“Number of Options; Expiration Date”), Section 3 (“Status of Eligible Options Not Exchanged”), Section 6 (“Acceptance of Options for Exchange and Issuance of New Options”) and Section 9 (“Source and Amount of Consideration; Terms of New Options”) is incorporated herein by reference.

                (c)  The information set forth in the offer to exchange under Section 8 (“Price Range of Common Stock Underlying the Options”) is incorporated herein by reference.

Item 3.  Identity and Background of Filing Person.

               (a)  Packeteer is the filing person. The information set forth under Item 2(a) above is incorporated herein by reference. The information set forth in Schedule I to the offer to exchange is incorporated herein by reference.

Item 4.  Terms of the Transaction.

               (a)  The information set forth in the offer to exchange on the introductory pages and under “Summary Term Sheet,” Section 1 (“Number of Options; Expiration Date”), Section 3 (“Status of Eligible Options Not Exchanged”), Section 4 (“Procedures for Tendering Options”), Section 5 (“Withdrawal Rights”), Section 6 (“Acceptance of Options for Exchange and Issuance of New Options”), Section 7 (“Conditions of this Offer”), Section 9 (“Source and Amount of Consideration; Terms of New Options”), Section 13 (“Status of Options Acquired by Us in this Offer; Accounting Consequences of this Offer”), Section 14 (“Legal Matters; Regulatory Approvals”), Section 15 (“Material U.S. Federal Income Tax Consequences”) and Section 16 (“Extension of Offer; Termination; Amendment”) is incorporated herein by reference.

               (b)  The information set forth in the offer to exchange under Section 12 (“Interests of Directors and Officers; Transactions and Arrangements Concerning the Options”) is incorporated herein by reference.

Item 5.  Past Contacts, Transactions, Negotiations and Arrangements.

              (e)  The information set forth in the offer to exchange under Section 12 (“Interests of Directors and Officers; Transactions and Arrangements Concerning the Options”) is incorporated herein by reference.

Item 6.  Purposes of the Transaction and Plans or Proposals.

               (a)  The information set forth in the offer to exchange under Section 2 (“Purpose of this Offer”) is incorporated herein by reference.

               (b)  The information set forth in the offer to exchange under Section 6 (“Acceptance of Options for Exchange and Issuance of New Options”) and Section 13 (“Status of Options Acquired by Us in this Offer; Accounting Consequences of this Offer”) is incorporated herein by reference.

               (c)  The information set forth in the offer to exchange under Section 2 (“Purpose of this Offer”) is incorporated herein by reference.

Item 7.  Source and Amount of Funds or Other Consideration.

                (a)  The information set forth in the offer to exchange under Section 9 (“Source and Amount of Consideration; Terms of New Options”) and Section 17 (“Fees and Expenses”) is incorporated herein by reference.

               (b)  The information set forth in the offer to exchange under Section 7 (“Conditions of this Offer”) is incorporated herein by reference.

               (d)  Not applicable.

Item 8.  Interest in Securities of the Subject Company.

               (a)  The information set forth in the offer to exchange under Section 12 (“Interests of Directors and Officers; Transactions and Arrangements Concerning the Options”) is incorporated herein by reference.

               (b)  The information set forth in the offer to exchange under Section 12 (“Interests of Directors and Officers; Transactions and Arrangements Concerning the Options”) is incorporated herein by reference.

Item 9.  Person/Assets, Retained, Employed, Compensated or Used.

               (a)  Not applicable.

Item 10.  Financial Statements.

               (a)  The information set forth in the offer to exchange under Section 11 (“Information Concerning Packeteer”) and Section 18 (“Additional Information”), and in Packeteer’s annual report on Form 10-K for its fiscal year ended December 31, 2000 (pages 34-51) and in Packeteer’s quarterly report on Form 10-Q for its fiscal quarter ended June 30, 2001 (pages 3-9) is incorporated herein by reference.

               (b)  Not applicable.

Item 11.  Additional Information.

                (a)  The information set forth in the offer to exchange under Section 12 (“Interests of Directors and Officers; Transactions and Arrangements Concerning the Options”) and Section 14 (“Legal Matters; Regulatory Approvals”) is incorporated herein by reference.

                (b)  Not applicable.

Item 12.  Exhibits.

(a)	(1)	Offer to Exchange, dated October 18, 2001.

	(2)	Form of Letter of Transmittal.

	(3)	Packeteer’s annual report on Form 10-K for its fiscal year ended December 31, 2000 was filed with the Securities and Exchange Commission on March 29, 2001 and is incorporated herein by reference.

	(4)	Packeteer, Inc. quarterly report on Form 10-Q for its quarter ended June 30, 2001 was filed with the Securities and Exchange Commission on August 1, 2001 and is incorporated herein by reference.

	(5)	Addendum for Employees in Australia.

	(6)	Addendum for Employees in Canada.

	(7)	Addendum for Employees in Denmark, France, Germany and Hong Kong.

	(8)	Addendum for Employees in Japan.

	(9)	Addendum for Employees in the Netherlands.

	(10)	Addendum for Employees in Singapore.

	(11)	Addendum for Employees in United Kingdom.

	(12)	Form of Email to All Employees Announcing Offer.

	(13)	Form of Notice to Eligible Option Holders.

	(14)	Instructions to Employees.

	(15)	Form of Reminder of Expiration Date.

	(16)	Form of Acknowledgement and Receipt of Letter of Transmittal.

	(17)	Form of Notice to Tendering Option Holders.

(b)	Not applicable.

(d)	(1)	Packeteer, Inc. 1999 Stock Incentive Plan (as amended and restated) was filed with the Securities and Exchange Commission on April 16, 2001 as an exhibit to Packeteer’s Definitive Proxy Statement on Schedule 14A and is incorporated herein by reference.

	(2)	Packeteer, Inc. 1996 Equity Incentive Plan.

	(3)	Workfire Technologies International, Inc. 2000 Stock Option Plan was filed with the Securities and Exchange Commission on October 10, 2000 as an exhibit to Packeteer’s registration statement on Form S-8 and is incorporated herein by reference.

	(4)	Form of Notice of Grant of Stock Option for the Packeteer, Inc. 1999 Stock Incentive Plan was filed with the Securities and

Exchange Commission on September 7, 1999 as an exhibit to Packeteer’s registration statement on Form S-8 and is incorporated herein by reference.

(5)	Form of Stock Option Agreement for the Packeteer, Inc. 1999 Stock Incentive Plan was filed with the Securities and Exchange Commission on September 7, 1999 as an exhibit to Packeteer’s registration statement on Form S-8 and is incorporated herein by reference.

               (g)  Not applicable.

               (h)  Not applicable.

Item 13.  Information Required by Schedule 13E-3.

               (a)  Not applicable.

SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule TO is true, complete and correct.

PACKETEER, INC.
/s/ Craig W. Elliot Craig W. Elliott Chief Executive Officer

Date: October 18, 2001

Index to Exhibits

Exhibit
Number		Description

(a)(1)	-	Offer to Exchange, dated October 18, 2001.

(a)(2)	-	Form of Letter of Transmittal.

(a)(3)	-	Packeteer, Inc. annual report on Form 10-K for its fiscal year ended December 31, 2000 was filed with the Securities and Exchange Commission on March 29, 2001 and is incorporated herein by reference.

(a)(4)	-	Packeteer, Inc. quarterly report on Form 10-Q for its quarter ended June 30, 2001 was filed with the Securities and Exchange Commission on August 1, 2001 and is incorporated herein by reference.

(a)(5)	-	Addendum for Employees in Australia.

(a)(6)	-	Addendum for Employees in Canada.

(a)(7)	-	Addendum for Employees in Denmark, France, Germany and Hong Kong.

(a)(8)	-	Addendum for Employees in Japan.

(a)(9)	-	Addendum for Employees in Netherlands.

(a)(10)	-	Addendum for Employees in the Singapore.

(a)(11)	-	Addendum for Employees in United Kingdom.

(a)(12)	-	Form of Email to All Employees Announcing Offer.

(a)(13)	-	Form of Notice to Eligible Option Holders.

(a)(14)	-	Instructions to Employees.

(a)(15)	-	Form of Reminder of Expiration Date.

(a)(16)	-	Form of Acknowledgement and Receipt of Letter of Transmittal.

(a)(17)	-	Form of Notice to Tendering Option Holders.

(d)(1)	-	Packeteer, Inc. 1999 Stock Incentive Plan (as amended and restated) was filed with the Securities and Exchange Commission on April 16, 2001 as an exhibit to Packeteer’s Definitive Proxy Statement on Schedule 14A and is incorporated herein by reference.

Exhibit
Number		Description

(d)(2)	-	Packeteer, Inc. 1996 Equity Incentive Plan.

(d)(3)	-	Workfire Technologies International, Inc. 2000 Stock Option Plan was filed with the Securities and Exchange Commission on October 10, 2000 as an exhibit to Packeteer’s registration statement on Form S-8 and is incorporated herein by reference.

(d)(4)	-	Form of Notice of Grant of Stock Option for the Packeteer, Inc. 1999 Stock Incentive Plan was filed with the Securities and Exchange Commission on September 7, 1999 as an exhibit to Packeteer’s registration statement on Form S-8 and is incorporated herein by reference.

(d)(5)	-	Form of Stock Option Agreement for the Packeteer, Inc. 1999 Stock Incentive Plan was filed with the Securities and Exchange Commission on September 7, 1999 as an exhibit to Packeteer’s registration statement on Form S-8 and is incorporated herein by reference.